Exhibit (a)(1)(C)

FORM OF E-MAIL ANNOUNCEMENT OF OFFER TO EXCHANGE

To: Eligible Optionholders

Date: September 20, 2010

Subject: Luna Innovations Incorporated Offer to Exchange Certain Outstanding Stock Options for New Stock Options

We are pleased to announce that Luna Innovations Incorporated (“Luna Innovations” or the “Company”) is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Options (referred to as the “Offer to Exchange” or the “Exchange Offer”) today, September 20, 2010. The offer and withdrawal rights will remain open until 12:00 midnight, U.S. Eastern Time, on October 18, 2010, unless the Exchange Offer is extended. This Offer to Exchange is contingent upon, among other things, the closing price of our common stock on The NASDAQ Capital Market on the expiration date of the exchange offer being less than $5.00. If such closing price equals or exceeds $5.00 or if any of the other conditions to the offer are not satisfied or waived, Luna Innovations will terminate the Offer to Exchange and will not be able to accept any tendered option grants.

You may take advantage of the Offer to Exchange if you are an Eligible Optionholder and you hold Eligible Options. These italicized terms are defined in the Offer to Exchange Certain Outstanding Stock Options for New Options document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Offer to Exchange:

•	Election Form

•	Eligible Option Information Sheet

•	Notice of Withdrawal

Please carefully read all of the documents included in this e-mail. In order to participate in the Offer to Exchange, you must meet the criteria and follow the instructions set forth in the attached documents, including returning, as indicated in the attached documents, your properly completed and signed Election Form and Eligible Option Information Sheet, to me, Kimberly Bush, so that I receive them before 12:00 midnight, U.S. Eastern Time, on October 18, 2010 (or a later expiration date if Luna Innovations extends the offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you are eligible to participate in the Offer to Exchange, you will receive an e-mail communication from me before midnight, U.S Eastern Time, on October 14, 2010 with the final numbers of shares that will be subject to any new option grants you would receive in exchange for properly tendered eligible option grants. If you will not have access to your regular Company e-mail on October 14, 2010, as requested in the attached Election Form please provide me with an alternative e-mail address or alternative instructions so that I may contact you on October 14, 2010 in order to provide you with this information.

If you have any questions about the Offer to Exchange, you can contact me at:

Kimberly Bush, Stock Plan Administrator

Luna Innovations Incorporated

1 Riverside Circle, Suite 400

Roanoke, VA 24016

Phone: (540) 769-8467

E-Mail: stockadmin@lunainnovations.com

However, please understand that I cannot advise you on whether or not to exchange your options; the Company recommends that you speak with your own financial advisor to address questions about your personal decision whether to participate.